SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number      0-12640

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

ELECTRO-TEC CORPORATION

EMPLOYEE RETIREMENT BENEFIT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Electro-Tec Corporation
EMPLOYEE RETIREMENT BENEFIT PLAN

Index to Financial Statements and
Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

CONTENTS

The following documents are attached hereto as exhibits:

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Electro-Tec Corporation Employee Retirement Benefit Plan

Date: June 25, 2004

By: The Plan Administrative Committee

By:	/s/ John F. Brocci
John F. Brocci
Chairman Plan Administrative Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Electro-Tec Corporation Employee Retirement Benefit Plan December 31, 2003 and 2002 and Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Electro-Tec Corporation
Employee Retirement Benefit Plan

Audited Financial Statements and
Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Administrative Committee
Electro-Tec Corporation Employee
  Retirement Benefit Plan

We have audited the accompanying statements of assets available for benefits of the Electro-Tec Corporation Employee Retirement Benefit Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 31, 2004

Electro-Tec Corporation
Employee Retirement Benefit Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Guaranteed Income Fund	$1,778,441	$1,727,583
Pooled separate accounts	4,393,455	3,290,447
Kaydon Corporation common stock	396,149	408,083

Total investments	6,568,045	5,426,113

Dividend receivable	1,875	2,300

Assets available for benefits	$6,569,920	$5,428,413

See accompanying notes.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions
Participant contributions	$402,393
Employer contributions	259,904
Interest and dividend income	60,147

Total additions	722,444

Deductions
Benefit payments to participants	457,185
Administrative expenses	2,347

Total deductions	459,532

Net realized and unrealized appreciation in fair value of investments	878,595

Net increase	1,141,507
Assets available for benefits at beginning of year	5,428,413

Assets available for benefits at end of year	$6,569,920

See accompanying notes.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements

December 31, 2003 and 2002 and
Year Ended December 31, 2003

1. Description of Plan

The following description of the Electro-Tec Corporation Employee Retirement Benefit Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Electro-Tec Corp. (the Company), a wholly owned subsidiary of Kaydon Corporation (Kaydon) sponsors the Plan. All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st or October 1st coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.)

Contributions

Participants may elect to make both tax-deferred contributions through payroll deductions, which may not exceed 50% of compensation, as defined and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax employee contributions, after-tax voluntary contributions and employer matching and discretionary contributions is 100% of compensation less tax-deferred contributions subject to other limits. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant’s compensation, as defined by the Plan, and 75% of each participant’s contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant’s compensation, as defined. Company contributions are not made on catch-up contributions available to and made by employees 50 years of age or older during the plan year. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary employer contributions in 2003.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, the employer contributions, investment earnings and administrative expenses. Investment earnings are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.

Vesting

All participant contributions and earnings thereon are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee’s death or disability or ratable over seven years of service (six years for employer contributions after January 1, 2002), as defined by the Plan.

Payment of Benefits

Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70½ if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Expenses arising from the termination would be allocated to the participants’ accounts in accordance with the Plan and the Internal Revenue Code.

2. Summary of Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2003. The remaining expenses were paid for out of Plan assets by CG Trust Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2003	2002
Guaranteed Income Fund	$1,778,441	$1,727,583
Large Cap Growth/Goldman Sachs Fund	1,388,100	1,224,886
TimesSquare High Grade Bond Fund	872,225	*
INVESCO Dynamics Fund	670,081	524,824
Balance I/Wellington Fund	483,841	344,806
Kaydon Corporation common stock	396,149	408,083
Actively Managed (Core) Bond Fund	*	698,258

     * Investment did not meet threshold.

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices, as follows:

Net
Appreciation
in Fair Value
During Year
Pooled separate accounts	$792,770
Kaydon Corporation common stock	85,825

$878,595

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund

During 2003 and 2002, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.1% for January 1, 2003 through June 30, 2003 and 3.1% for July 1, 2003 through December 31, 2003.

5. Reconciliation to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

Assets available for benefits per the financial statements at December 31, 2003	$6,569,920
Less dividends receivable at December 31, 2003	(1,875)

Assets available for benefits per the Form 5500 at December 31, 2003	$6,568,045

Assets available for benefits per the financial statements at December 31, 2002	$5,428,413
Less dividends receivable at December 31, 2002	(2,300)

Assets available for benefits per the Form 5500 at December 31, 2002	$5,426,113

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

     The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2003:

Interest and dividends paid to the Plan per the financial statements	$60,147
Add dividends receivable as of December 31, 2002	2,300
Less dividends receivable as of December 31, 2003	(1,875)

Interest and dividends paid to the Plan per the Form 5500	$60,572

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Electro-Tec Corporation
Employee Retirement Benefit Plan

EIN: 59-1226757    Plan Number: 001

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

	Description of Investment
Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value
*Connecticut General Life Insurance Company
	Guaranteed Income Fund	$1,778,441
	Large Cap Growth/Goldman Sachs Fund	1,388,100
	TimesSquare High Grade Bond Fund	872,225
	Large Cap Value/John A. Levin & Co. Fund	174,400
	INVESCO Dynamics Fund	670,081
	Balanced I/Wellington Fund	483,841
	Templeton Foreign Account	185,900
	Small Cap Value/TCW Fund	193,588
	Janus Worldwide Account	107,828
	Small Cap Growth/TimesSquare Fund	136,216
	State Street Global Advisors
	Russell 3000 Account	32,762
	Janus Adviser Balanced Account	46,985
	Mid Cap Growth/Artisan Partners Fund	63,484
	Mid Cap Value/Wellington Mgmt	38,045
*Kaydon Corporation	Kaydon Corporation common stock	396,149

		$6,568,045

*Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Accounting Firm